UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
GiveXist, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 5, 2017

Physical address of issuer
517 Normandy Drive, Mantoloking, NJ 08738

Website of issuer
www.givetide.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$373,678.00	$312,691.00
Cash & Cash Equivalents	$6,574.00	$27,771.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,992.00	$1,616.00
Cost of Goods Sold	$36,000.00	$36,000.00
Taxes Paid	$0.00	$0.00
Net Income	-$52,662.00	-$62,639.00


February 9, 2021

FORM C-AR

GiveXist, Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by GiveXist, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.givetide.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is February 9, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

GiveXist, Inc. (the "Company") is a Delaware Corporation, formed on January 5, 2017. The Company is currently also conducting business under the name of GiveTide.

The Company is located at 517 Normandy Drive, Mantoloking, NJ 08738.

The Company's website is www.givetide.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company provides a mobile fundraising platform that gives individuals a streamlined, user-friendly way to donate from their smartphone, and provides nonprofits with an additional fundraising tool to generate revenue and data from new and existing donors. Currently, the Company receives a percentage of donations it facilitates. Moving forward, the Company will offer nonprofit-facing software products.

RISK FACTORS

Risks Related to the Company's Business and Industry

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The development and commercialization of our products and services are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous

terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any

compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services], which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting everything our customers do over https and tokenizing payment information and other sensitive customer information with PCI compliance payment processors. The expenses associated with [protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future

results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Peter Ghiorse and James Ghiorse who are CEO and COO of the Company. The Company has or intends to enter into employment agreements with Peter Ghiorse and James Ghiorse although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Peter Ghiorse and James Ghiorse or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual

property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Peter Ghiorse and James Ghiorse in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Peter Ghiorse and James Ghiorse die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or

expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Rootstrap, Inc., to provide us with leading-edge components and services that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions,

and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated

malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company depends on the performance of distributors, carriers and other resellers.
The Company currently distributes its products through the Apple App Store, which distributes products from competing developers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

We might require additional funds from what we internally generate to support our business, which might not be available on acceptable terms or at all.
We might need to further reduce costs or raise additional funds through public or private financings or borrowings in order to maintain our operations at their current level, develop or enhance products, fund expansion, respond to competitive pressures or to acquire complementary products, businesses, or technologies. If required, additional financing might not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of debt, equity, or convertible securities, those securities might have rights, preferences, and privileges senior to those offered herein.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company provides a mobile fundraising platform that gives individuals a streamlined, user-friendly way to donate from their smartphone, and provides nonprofits with an additional fundraising tool to generate revenue and data from new and existing donors. Currently, the Company receives a percentage of donations it facilitates. Moving forward, the Company will offer nonprofit-facing software products.

Business Plan

GiveTide is a mobile platform on which donors and nonprofits can interact, collaborate, and engage through a mobile medium at scale. GiveTide offers value to donors by reducing frictions in charitable giving and providing a pre-validated selection of nonprofit organizations. Nonprofits benefit from exposure to a pipeline of active mobile donors, as well as a low-friction fundraising tool for acquiring younger donors. Individuals in the U.S. donated ~$9B from mobile devices in 2018. However, the evolution of donor preferences has outpaced that of nonprofit fundraising tools, leaving nonprofits unable to consistently engage younger demographics. From Venmo to Uber, mobile consumers demand a seamless and user-friendly transaction experience in mobile apps, but cash-strapped nonprofits haven't been able to provide their own solutions. Instead, donors turn to solutions like AmazonSmile & Facebook Fundraisers, which are convenient but withhold the donor data nonprofits need to acknowledge donors and prospect larger gifts. GiveTide is the full-service platform solution needed to bridge the gap between nonprofits and mobile donors. GiveTide's mission is to provide one consolidated platform where donors can seamlessly discover, donate to, and interact with the causes that inspire them. For Donors, GiveTide is a free iOS app that provides a full-service interface for finding and donating to any nonprofit in the U.S. Donors create and share fundraising goals for nonprofits and "round-up" spare change on credit/debit card purchases, which is stored as a balance that can be donated with a single tap. For nonprofits, GiveTide is a low-friction fundraising tool for acquiring recurring mobile donors as well as the data needed to build long-term donor relationships. GiveTide has been live and processing donations on the App Store since October 2018. All of the proceeds of the Offering will be used to develop and market the GiveTide App. Currently, revenue is generated by donations processed through the platform.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
GiveTide	Mobile app	United States donors and nonprofits

We plan to launch the GiveTide app on Android in late 2019. We are in the testing stages of a nonprofit-facing software service we plan to release early next year.

The Company provides access to the GiveTide App on the Apple App Store. It acquires customers through fundraising events, social media, and paid media.

Competition

The Company's primary competitors are Givelify, RoundUp App, and Cheerful.

We compete most directly with other mobile charitable giving services marketed to donors in the United States. General competition in the industry includes products owned by established competitors as well as new entrants. We believe our product is superior to those offered by our competitors, and see a significant opportunity to not only capture existing market share, but also to expand the size of the market with an easy-to-use product designed to successfully reduce frictions to mobile charitable giving.

Customer Base

Our customers are individuals that make charitable donations in the United States.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

62/554,992	Systems and Methods for Donation Management	The present invention relates to advancements in systems and methods for management of payments to organizations, including donations to charitable organizations.	September 15, 2017		United States

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 517 Normandy Drive, Mantoloking, NJ 08738

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in N/A.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	75,000
Voting Rights	N/A
Anti-Dilution Rights	N/A

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If there is an Equity Financing, the Company will issue to the holders of the SAFEs either: (1) a number of share of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. In either case, holders of the Crowd Note being offered may experience dilution.

Type of security	Crowd Note
Amount outstanding	68,791
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	68,791	$68,791	Operations	6/28/19	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Peter M. Ghiorse and James C. Ghiorse.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Peter M. Ghiorse	70.0%
James C. Ghiorse	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,992.00	$0.00	$0.00

Operations

The Company raised $75,000 in the form of a SAFE from two investors in April 2017. Following the Offering, we should have enough liquidity to execute our business plan, including development costs, for a year. Though we are currently focused on product development and user acquisition over profitability, we expect to be profitable by 2020. Our significant challenges are developing and marketing a product in a competitive environment and scaling our business model.

The company intends to improve profitability in the next 12 months by increasing new-user conversion, decreasing churn, and increasing average donations per user.

Liquidity and Capital Resources

On May 16, 2019 the Company conducted an offering pursuant to Regulation CF and raised $69,791.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Peter W. Ghiorse
Relationship to the Company	Father of Peter and James Ghiorse.
Total amount of money involved	$220,000.00
Benefits or compensation received by related person	Interest payments made monthly.

Benefits or compensation received by Company	Operating capital.
Description of the transaction	Peter M. Ghiorse and James C. Ghiorse, the company's founders, have funded part of the business through a personal simple debt agreement that is not tied to the company books.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Peter Ghiorse

(Signature)

Peter Ghiorse

(Name)

Co-Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

GiveXist, Inc - "GiveTide" [C Corp]
PROFIT AND LOSS
January 2019 - December 2020

	TOTAL	
	2019	2020
Income		
Sales of Product Income	$ 1,616	$ 1,992
Total Income	**$ 1,616**	**$ 1,992**
Cost of Goods Sold		
Cost of Goods Sold	$ 36,000	$ 36,000
Total Cost of Goods Sold	**$ 36,000**	**$ 36,000**
GROSS PROFIT	**$ (34,384)**	**$ (34,008)**
Expenses		
Advertising & Marketing	$ 19,051	$ 13,549
Internet, Web, & Online Services	$ 5,478	$ 2,653
Legal & Professional Services	$ 2,886	$ 1,785
Travel	$ -	$ -
Other Business Expenses	$ 840	$ 667
Total Expenses	**$ 28,255**	**$ 18,654**
NET OPERATING INCOME	**$ (62,639)**	**$ (52,662)**

GiveXist, Inc - "GiveTide" [C Corp]
BALANCE SHEET
January 2019 - December 2020

	TOTAL	
	2019	2020
ASSETS		
Current Assets		
Bank Accounts		
Bank of America	$ 27,771	$ 6,574
Total Bank Accounts	$ **27,771**	$ **6,574**
Other Current Assets	$ -	$ -
Total Other Current Assets	$ -	$ -
Total Current Assets	$ **27,771**	$ **6,574**
LT Assets		
Mobile App	$ 284,920	$ 367,104
Total LT Assets	$ **284,920**	$ **367,104**
TOTAL ASSETS	$ **312,691**	$ **373,678**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$ -	0
Total Current Liabilities	$ -	**0**
Total Liabilities	$ -	**0**
Equity		
Peter W. Ghiorse	$ 41,250	$ 41,250
Dante Sorrenti	$ 33,750	$ 33,750
Peter M. Ghiorse	$ 203,000	$ 260,529
James C. Ghiorse	$ 87,000	$ 111,655
MicroVentures Reg CF Financing	$ 68,791	$ 68,791
Retained Earnings	$ (121,100)	$ (142,297)
Total Equity	$ **312,691**	$ **373,678**
TOTAL LIABILITIES AND EQUITY	$ **312,691**	$ **373,678**

Financial Statements

GiveXist, Inc - "GiveTide" [C Corp]
PROFIT AND LOSS
January 2019 - December 2020

		TOTAL		
		2019		2020
Income				
Sales of Product Income	$	1,616	$	1,992
Total Income	**$**	**1,616**	**$**	**1,992**
Cost of Goods Sold				
Cost of Goods Sold	$	36,000	$	36,000
Total Cost of Goods Sold	**$**	**36,000**	**$**	**36,000**
GROSS PROFIT	**$**	**(34,384)**	**$**	**(34,008)**
Expenses				
Advertising & Marketing	$	19,051	$	13,549
Internet, Web, & Online Services	$	5,478	$	2,653
Legal & Professional Services	$	2,886	$	1,785
Travel	$	-	$	-
Other Business Expenses	$	840	$	667
Total Expenses	**$**	**28,255**	**$**	**18,654**
NET OPERATING INCOME	**$**	**(62,639)**	**$**	**(52,662)**

GiveXist, Inc - "GiveTide" [C Corp]
BALANCE SHEET
January 2019 - December 2020

	TOTAL	
	2019	2020
ASSETS		
Current Assets		
Bank Accounts		
Bank of America	$ 27,771	$ 6,574
Total Bank Accounts	$ **27,771**	$ 6,574
Other Current Assets	$ -	$ -
Total Other Current Assets	$ -	$ -
Total Current Assets	$ **27,771**	$ **6,574**
LT Assets		
Mobile App	$ 284,920	$ 367,104
Total LT Assets	$ **284,920**	$ **367,104**
TOTAL ASSETS	$ **312,691**	$ **373,678**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$ -	0
Total Current Liabilities	$ -	**0**
Total Liabilities	$ -	**0**
Equity		
Peter W. Ghiorse	$ 41,250	$ 41,250
Dante Sorrenti	$ 33,750	$ 33,750
Peter M. Ghiorse	$ 203,000	$ 260,529
James C. Ghiorse	$ 87,000	$ 111,655
MicroVentures Reg CF Financing	$ 68,791	$ 68,791
Retained Earnings	$ (121,100)	$ (142,297)
Total Equity	$ **312,691**	$ **373,678**
TOTAL LIABILITIES AND EQUITY	$ **312,691**	$ **373,678**